The 2.0 Collective Inc

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Brex Cash Account - Money Market	21,819.59
BUS COMPLETE CHK (0350) - 1	1,000.00
BUS COMPLETE CHK (0511) - 1	2,432.45
REFUND	-0.11
Total Bank Accounts	**$25,251.93**
Total Current Assets	**$25,251.93**
Fixed Assets	
Accumulated depreciation	-35.89
Furniture & fixtures	1,885.00
Total Fixed Assets	**$1,849.11**
TOTAL ASSETS	**$27,101.04**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Brex Card Account - Cash	0.00
Total Credit Cards	**$0.00**
Other Current Liabilities	
Direct Deposit Payable	-1,500.00
Payroll Liabilities	
Federal Taxes (941/943/944)	1,325.75
Federal Unemployment (940)	69.90
TX Unemployment Tax	301.00
Total Payroll Liabilities	**1,696.65**
Payroll wages and tax to pay	
Wages to pay	0.00
Total Payroll wages and tax to pay	**0.00**
Total Other Current Liabilities	**$196.65**
Total Current Liabilities	**$196.65**
Total Liabilities	**$196.65**
Equity	
Common stock	0.00
Opening balance equity	181,149.00
Owner's Equity	-2,526.40
Retained Earnings	-20.47
Net Income	-151,697.74
Total Equity	**$26,904.39**
TOTAL LIABILITIES AND EQUITY	**$27,101.04**